

May 29, 2018

Scott Sheldon
Chief Financial Officer
Allegiant Travel Company
1201 North Town Center Drive
Las Vegas, Nevada 89144

      Re: Allegiant Travel Company
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 001-33166

Dear Mr. Sheldon:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Division of Corporation Finance
                          Office of Transportation and Leisure